

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

<u>Via E-Mail</u>
Peter Gassner
President, Chief Executive Officer and Director
Veeva Systems, Inc.
4637 Chabot Drive, Suite 210
Pleasanton, California 94588

> **Re: Veeva Systems, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted on June 27, 2013**
> **Confidential Draft Registration Statement No. 2 on Form S-1**
> **Submitted on July 15, 2013**
> **CIK 01393052**

Dear Mr. Gassner:

We have reviewed your confidential draft registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that comments related to your request for confidential treatment for certain exhibits will be conveyed separately.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   In April 2013, a Reuter news article reported that "according to two people familiar with the matter" you had selected Morgan Stanley and Deutsche Bank AG to lead your planned public offering. Provide your analysis as to how this report comports with Section 5 of the Securities Act and outline the steps you have taken and will continue to take to keep matters relating to any submission about your offering confidential.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please provide us with the relevant portions of the industry research reports you cite in the prospectus. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

Prospectus Summary, page 1

4. You employ terms such as "multi-tenant architecture," and "Vertical Specific Software." Please revise this section to minimize the use of any highly-technical business terms or industry jargon. Please refer to Rule 421(d) of Regulation C.

5. Please revise the disclosure in this section and throughout the prospectus to ensure that any qualitative claims regarding your market opportunities, industry growth projections and the success of your solutions are reasonably substantiated. For example, please provide factual support for the following claims:

- "Veeva is a leading global provider of industry-specific…software solutions…," on page 1;
- "Our customer relationship management solutions enable our customers to increase the productivity and compliance of their sales and marketing functions…," on page 1;
- "Our solutions utilize multi-tenant architectures, allowing us to rapidly deliver new functionality to all customers simultaneously…" on page 1;
- "Life sciences companies have significantly increased their international operations…," on page 2;
- "Life sciences have faced increasing financial pressures in recent years…," on page 2; and
- "Our customers can realize significant cost savings and improved regulatory compliance…," on page 5.

6. You state that you currently serve approximately 150 life sciences customers. Please revise your disclosure to explain how you define current customers. Further, in order to provide some context and comparability to this disclosure, please disclose similar information for prior periods.

7. We note your disclosure that you currently serve 29 of the 50 largest global pharmaceutical companies. Please tell us what parameters you utilized to determine the largest global pharmaceutical companies. Also, revise your disclosure to specify the criteria you used to select the customers you identify in this section. For example,

> disclose whether they are current customers, the amount they spent on your solutions during recent financial periods and their overall significance to your business.

8. We note the risk factor on page 31 indicating that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Please disclose this information in the summary.

Industry Background, page 2

9. We note the disclosures here and on page 4 regarding the overall size of the life sciences industry and the amount that the industry spent on technology in 2012. Please clarify in these sections the size of the market for your software products.

Risk Factors

"We depend on data centers operated by third parties…," page 19

10. It appears that you do not plan to file as exhibits all of the agreements with the third parties that host your network operating centers. Please explain to us how you determined that you did not need to file such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits and revise the Business section to discuss the material terms of the agreements, including the duration.

"Adverse economic conditions could adversely impact our business," page 25

11. This subcaption appears to present a risk that could apply to any issuer or any offering. Please include a more tailored discussion of the specific risks to the company. See Item 503(c) of Regulation S-K.

"Our directors, executive officers and principal stockholders…," page 31

12. The disclosure in this risk factor is very similar to the disclosure provided in the risk factor on page 30 with the subheading that begins with "The dual class structure of our common stock…" Please consider combining these two risk factors.

Industry and Market Data, page 37

13. We note the statements in this section that "[i]ndustry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information" and that while you believe such studies and publications to be reliable you "have not independently verified market and industry data from third-party sources." We also note your statement that "[w]hile we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither such research nor these

definitions have been verified by any independent source." Please delete this language to avoid the implication that you are not responsible for the accuracy of the information you elect to include in the prospectus.

14.   Please explain your statement that the Garner report "represents data" but "is not a representation of fact."

Management's Discussion and Analysis of Financial Condition…, page 45

General

15.   We note your disclosure on page 47 and elsewhere in your document that, to date, you have generated a substantial majority of your total revenues from your Veeva CRM solution. Please revise your disclosures to quantify the portion of your total revenues from Veeva CRM during the periods presented. Please also tell us what consideration you gave to providing the number of Veeva CRM customers.

16.   Please consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term and the actions that you are taking to address these opportunities, challenges and risks. Refer to Section III.A of SEC Release 33-8350. For example, please tell us what consideration you gave to discussing in your overview the risk that your new solutions, such as Veeva Vault, Approved Email and Veeva Network, may not achieve market acceptance or the challenges you face in expanding your international operations and worldwide customer base.

Key Factors Affecting Our Performance, page 46

17.   We note your use of annualized amounts in evaluating your Subscription Services Revenues Renewal Rates. The rate computed is used as a period to period measure of renewals and expansions of your existing subscription agreements. Tell us how you analyze or evaluate price changes, additional service offerings or other factors that impact your annualized revenue computation fluctuations over the periods since the fluctuations are impacted among combined measures of customer retention and price and volume of business.

Results of Operations, page 50

18.   We note your disclosure on page 51 that 35% of your total revenues for the fiscal year ended January 31, 2013 were generated outside of North America. Further, we note in the table on page F-19 that 6% of your income before income taxes was generated outside of the United States. Please explain to us why your foreign revenues and income before income taxes are not relatively proportionate.

19.   Certain of your disclosures identify two or more sources of a material change, but the dollar amounts and proportionate contribution for each source are not disclosed. Please revise throughout insofar as possible to provide quantitative disclosures for each driving factor. For example, on page 56, you state that the increase in cost of subscription services was primarily due to an increase of users to your services and, to a lesser extent, increases in employee compensation costs.

Revenues

Fiscal 2013 compared to Fiscal 2012, page 55

20.   We note your subscription services revenues increased 125% in 2013 compared to 2012 and your professional services and other revenues increased 96% over this same period. Your disclosures indicate these increases are primarily due to sales to new customers and additional orders and renewals placed by existing customers. It is unclear the extent to which growth in revenues is derived from existing versus new customers. In this regard, we note you disclose subscription services revenues renewal rate on page 47. Please tell us your consideration of quantifying the increase in revenues between growth with new customers and existing customers. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Similar concerns apply to your interim disclosures on page 52 and Fiscal 2012 compared to Fiscal 2011 disclosures on page 55.

Liquidity and Capital Resources, page 61

21.   To the extent that you have material cash balances outside of the United States, please tell us your consideration of disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Tell us what consideration you have given to providing related risk factor disclosure. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

22.   We note that your discussion of cash flows from operating activities. Revise to disclose the underlying reasons for material changes in your operating assets and liabilities to better explain the variability in your cash flows. For example the underlying reasons for the material changes in accounts receivables and deferred revenue should be considered as opposed to merely noting the changes. Please refer to the guidance of Section IV of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 65

23.   When your estimated IPO price is available, please revise to disclose the significant factors contributing to the difference between the IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

February 2013, page 69

24.   We note the disclosure on page 64 that your price volatility assumptions were based upon a group of peer companies. We further note on page 69 that you adjusted the comparable publicly traded companies to include companies of recent IPO's. Please tell us how these company adjustments impacted the set of companies in all of your valuation assumptions and estimates

Business, page 72

General

25.   It does not appear that you have provided in this section the information required by Item 101(d) of Regulation S-K with respect to financial information about geographic areas. If you are incorporating that information by reference to the disclosure in Note 14 to your financial statements, you should include a cross reference to that information in this section. Refer to Item 101(d)(2) of Regulation S-K. In this regard, we note that Note 14 does not appear to contain all of the information required by Item 101(d)(1)(ii). Specifically, it does not include the location of long-lived assets in fiscal 2011. Please advise.

26.   We note your performance goals for the grant or vesting of performance cash awards, as well as stock performance can be based on revenue back log, as disclosed on page 98. Tell us your consideration to provide a discussion of your backlog pursuant to the guidance in Item 101(c)(viii) of Regulation S-K.

Our Customers, page 81

27.   Please identify in this section the two customers who each accounted for more than 10% of your revenues in fiscal 2013. Refer to Item 101(c)(1)(vii) of Regulation S-K. Also,

provide a summary of the material terms of your agreements with these customers in this section and file the agreements as exhibits or provide us with your analysis as to why this is not required. Refer to Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 86

28.   You disclose that you have only recently begun to develop a strategy to seek patent protection for your technology. Please tell us what consideration you gave to expanding your disclosures related to this recent development. For example, tell us whether this strategy entails seeking registration in the United States or abroad, and whether the fact that you have only recently begun to develop a strategy in this regard creates any risks to your business.

Management

Executive Officers and Directors, page 87

29.   In regard to Mr. Ritter, we note that in determining that he should serve as a director, your board considered "his service as a director of various other companies." Please tell us if Mr. Ritter has served on the board of directors of any public companies during the past five years. Refer to Item 401(e)(2) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-8

30.   Please provide disclosure to identify and discuss your analysis of recently issued accounting standards where applicable. Refer to SAB Topic 11.M.

Note 8. Income Taxes, page F-19

31.   Please clarify if you have not provided deferred taxes on undistributed earnings of foreign subsidiaries if you have no intention of remitting these earnings. If true, please tell us what consideration you gave to providing this quantitative disclosure of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of January 31, 2013. Refer to FASB ASC 740-30-50-2.

Note 10. Stock-Based Compensation, page F-24

32.   Your disclosure on page 70 indicates that you granted option awards in May 2013. Please expand your footnote disclosure to include these options granted. Refer to FASB ASC 260-10-50-2.

Note 11. Net Income and Pro Forma Net Income per Share Attributable to Common
Stockholders, Page F-26

33.   For each of the reported periods please provide us with the calculations supporting the
        historical and pro forma "Undistributed earnings allocated to participating securities."

Note 12. Commitments and Contingencies

Litigation, page F-27

34.   If the there is a reasonable possibility that a loss exceeding amounts already recognized
        may have been incurred and the amount of that additional loss would be material you
        must either disclose the estimated additional loss, or state that such an estimate cannot be
        made. Please tell us whether you believe that it is reasonably possible that additional
        losses would be material and, if so, how your disclosures comply with paragraphs 3
        through 5 of ASC 450-20-50 and SAB Topic 5Y.

Value-Added Reseller Agreement, page F-28

35.   It is not clear why you have not disclosed in the table on page F- 28 the salesforce.com
        fees not accrued as of the period end reported dates. Please tell us why those fees do not
        represent the fixed and determinable portion of your obligation requiring disclosure under
        ASC 440-10-50-4.

Note 14. Information about Geographic Areas, page F-29

36.   We note your current line item "North America" to identify revenues and long-lived
        assets by geography. Please tell us what consideration you gave to FASB ASC 280-10-
        50-41 which requires you to disclose revenues and long-lived assets for the United States,
        your country of domicile. In addition, tell us if there are any other specific countries
        material to your consolidated revenues that should be separately disclosed pursuant to
        FASB ASC 280-10-50-41(a).

Note 15. Subsequent Events, page F-29

37.   Please disclose the date through which subsequent events have been evaluated and what
        this date represents. Refer to FASB ASC 855-10-50-1.

Part II

Recent Sales of Unregistered Securities, page II-2

38.   Please expand your disclosures to identify which Securities Act exemptions correspond
        to each transaction, the facts relied upon to make the cited exemptions available, and
        disclose the total number of investors who participated in each unregistered transaction.

For transactions for which you are claiming an exemption under Section 4(2) of the Securities Act, disclose the number of unaccredited investors in each transaction. Refer to Item 701 of Regulation S-K.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-Mail
        Brian C. Patterson, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP